SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Further to its Current Report on Form 6-K, dated May 11, 2020, InMode Ltd. (the “Company”) announces the following results of its Special General Meeting of Shareholders (the “Meeting”), which was held on June 16, 2020:

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In respect of Proposal 1 – The required majority of shareholders represented at the Meeting voted to ratify and approve the re-pricing of certain options previously granted by the Company on November 25, 2019, January 7, 2020, January 28, 2020 and February 17, 2020 to U.S. participants (except for such grants to executive officers as set out in Proposals 2, 3 and 4 in the Company’s proxy statement dated May 11, 2020), by way of cancellation and re-grant of such options under the same terms and conditions as originally granted (including the same vesting schedule) but with a lower exercise price of US $19.69, as previously approved by the Company's compensation committee (the “Compensation Committee”) and board of directors (the “Board”) on March 15, 2020.

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In respect of Proposal 2 – The required majority of shareholders represented at the Meeting voted to ratify and approve the re-pricing of 90,000 options previously granted on January 7, 2020 by the Company to the Company's executive officer, Mr. Shakil Lakhani (President – North America), by way of cancellation and re-grant of such options under the same terms as originally granted (which terms exceeds the limits set forth in the Company's Compensation Policy which was in effect at the time of such re-grant) but with a lower exercise price of $19.69, as previously approved by the Compensation Committee and Board on March 15, 2020.

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In respect of Proposal 3 – The required majority of shareholders represented at the Meeting voted to ratify and approve the re-pricing of 20,000 options previously granted on January 7, 2020 by the Company to the Company's executive officer, Mr. Yair Malca (Chief Financial Officer), by way of cancellation and re-grant of such options under the same terms as originally granted (which terms exceeds the limits set forth in the Company's Compensation Policy which was in effect at the time of such re-grant) but with a lower exercise price of $19.69, as previously approved by the Compensation Committee and Board on March 15, 2020.

•
In respect of Proposal 4 – The required majority of shareholders represented at the Meeting voted to ratify and approve the re-pricing of 90,000 options previously granted on January 7, 2020 by the Company to the Company's executive officer, Dr. Spero Theodorou (Chief Medical Officer), by way of cancellation and re-grant of such options under the same terms as originally granted (which terms exceeds the limits set forth in the Company's Compensation Policy which was in effect at the time of such re-grant) but with a lower exercise price of $19.69, as previously approved by the Compensation Committee and Board on March 15, 2020.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors

Dated June 19, 2020